William P. O’Neill
Direct Dial: (202) 637-2275

March 17, 2006
Robert S. Littlepage
Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

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Re:	USA Mobility, Inc. Item 4.02 Form 8-K, filed March 10, 2006 File No. 000-51027

Dear Mr. Littlepage:
          We serve as outside counsel to USA Mobility, Inc. (the “Company”) and are responding to your letter of March 13, 2006 to Thomas L. Schilling, Chief Financial Officer of the Company. Set forth below in bold are the comments contained in your letter followed by the Company’s response.
1.	We note that you intend to file restated financial statements. Please tell us when you will file them.
          The Company intends to file a restated Form 10-K/A for the year ended December 31, 2004, and restated Form 10-Q/A’s for each of the three interim quarterly periods for 2005, prior to the filing of its Annual Report on Form 10-K for the year ended December 31, 2005. As disclosed in the Company’s Form 12b-25 filed on March 15, 2006, the Company expects to file its 2005 Form 10-K on or prior to March 31, 2006.
2.	With regard to control deficiencies identified, please tell us what steps the company has taken, or plans to take, to address your control deficiencies, as well as the timing involved.
          The Company’s evaluation of the impact of the aforementioned restatement on the Company’s internal control over financial reporting is ongoing. Based upon the control deficiencies identified to date which have led management to conclude that material weaknesses exist in the Company’s internal control over financial reporting, as disclosed in the Company’s Form 8-K filed on March 10, 2006, management is undertaking the remediation initiatives described below.
          During 2005 the Company consolidated its accounting operations into one corporate center in Alexandria, Virginia. In addition, the Company converted to one common accounting system and one common billing system. These conversion and integration activities were largely completed in the third quarter of 2005.
          With respect to the material weakness in controls over the income taxes and related deferred income tax balances:

Robert S. Littlepage
March 17, 2006
•	Management has engaged an experienced third party consultant, knowledgeable in SFAS No. 109, Accounting for Income Taxes, and related guidance to supplement Company resources in the preparation and analysis of the income tax provision and related deferred income tax accounts;

•	Management has increased its tax support staff by hiring an experienced senior tax manager to analyze, review and approve the income tax provision calculation and related deferred income tax accounts and income tax payable accounts, and to monitor the differences between the income tax basis and the financial reporting basis of assets and liabilities to reconcile effectively the deferred income tax balances; and

•	Management has also engaged a third party accounting firm to analyze and review our interim and annual income tax accounting to ensure compliance with generally accepted accounting principles.
          With respect to the material weakness in controls over the completeness and accuracy of transactional taxes:
•	Management has engaged a third party professional firm to provide the Company’s tax staff with monthly updates on state and local transactional taxes impacting the Company’s business; and

•	Management has wholly dedicated an employee tax director and supporting staff to focus solely on state and local transactional taxes. The tax director and her staff receive periodic updates from a third party provider of changes in state and local transactional rates that are automatically updated in the Company’s billing system.
          With respect to the material weakness in controls over the completeness and accuracy of depreciation expense and accumulated depreciation:
•	Management has hired an experienced staff accountant focused solely on the controls over the property and depreciation balances; and

•	Management has analyzed the Company’s depreciation policies and procedures and will be instituting accounting procedures for depreciating the Company’s paging infrastructure that will conform with management’s ongoing operational rationalization of the Company’s network.
          Further, the Company advises that management will consider the design and operating effectiveness of these actions and will make any changes management deems appropriate.
* * *

Robert S. Littlepage
March 17, 2006
          If you have any questions regarding the responses of the Company set forth above, please feel free to contact me at (202) 637-2275.

Sincerely yours,
/s/ William P. O’Neill
William P. O’Neill

Cc:	Kenya Wright Gumbs
Thomas L. Schilling
Scott B. Tollefsen, Esquire
Shawn Endsley